

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2025

Tom Lewis
President, Treasurer, Secretary and Director
Lithium Corporation
1031 Railroad Street
Suite 102B
Elko, Nevada 89801

> **Re: Lithium Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **Filed April 4, 2024**
> **File No. 000-54332**

Dear Tom Lewis:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation